[LETTERHEAD OF PAUL HASTINGS LLP]

1(212) 318-6877

garyrawitz@paulhastings.com

June 14, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	AmericaFirst Quantitative Trust - AmericaFirst Defensive Growth & Income Portfolio, Series 2 (the “Trust”) (File No. 811-22711)

Ladies and Gentlemen:

On behalf of AmericaFirst Securities, Inc., Depositor of the Trust, transmitted herewith is a copy of the Registration Statement on Form S-6 for filing under the Securities Act of 1933. It is currently expected that this Trust will become effective immediately, pursuant to Rule 487, upon the filing of an appropriate amendment.

Please telephone the undersigned at (212) 318-6877 with any questions you may have or for any further information you may desire.

Sincerely,

/s/ Gary D. Rawitz

Gary D. Rawitz

for PAUL HASTINGS LLP

1933 Act File No. 333-

1940 Act File No. 811-22711
CIK #1579160

Securities And Exchange Commission

Washington, D.C. 20549-1004

Registration Statement
on
Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A.	Exact name of Trust:	AmericaFirst Quantitative Trust –
AmericaFirst Defensive Growth &
Income Portfolio, Series 2

B.	Name of Depositor:	AmericaFirst Securities, Inc.

C.	Complete address of Depositor’s principal executive offices:

8150 Sierra College Blvd - Suite 290

Roseville, CA 95661

D.	Name and complete address of agents for service:

PAUL HASTINGS LLP	AmericaFirst Securities, Inc.
Attention: Michael R. Rosella, Esq.	Attention: Robert Roach
75 East 55th Street	8150 Sierra College Blvd - Suite 290
New York, New York 10022	Roseville, CA 95661

E.	Title of securities being registered: Units of fractional undivided beneficial interest

F.	Approximate date of proposed sale to the public:

as soon as practicable after the Effective Date
of the Registration Statement

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

Preliminary Prospectus Dated June 14, 2013

AmericaFirst Quantitative Trust

AmericaFirst Defensive Growth & Income Portfolio, Series 2

The attached final Prospectus for a prior series of the trust is hereby used as a preliminary Prospectus for the above stated series. The narrative information and structure of the attached final Prospectus will be substantially the same as that of the final Prospectus for this series. Information with respect to pricing, the number of units, dates and summary information regarding the characteristics of securities to be deposited in this series is not now available and will be different since each series has a unique Portfolio. Accordingly, the information contained herein with regard to the previous series should be considered as being included for informational purposes only.

Information contained herein is subject to completion or amendment. Such units may not be sold nor may an offer to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

(Incorporated herein by reference is the final prospectus from AmericaFirst Defensive Growth & Income Portfolio, Series 1 (Registration No. 333-181979) as filed on May 2, 2013, which shall be used as a preliminary prospectus for the current series of the trust.)

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

Contents of Registration Statement

This Registration Statement comprises the following papers and documents:

The Facing Sheet of Form S-6.

The Prospectus.

The Signatures.

The Written Consents of Legal Counsel and Independent Registered Public Accounting Firm.

The following exhibits:

1.1	Trust Agreement (to be supplied by amendment).

1.1.1	Standard Terms and Conditions of Trust. Reference is made to Exhibit 1.1.1 to the Registration Statement on Form S-6 of AmericaFirst Defensive Growth & Income Portfolio, Series 1 (File No. 333-181979) dated May 2, 2013.

2.1	Code of Ethics. Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 of AmericaFirst Defensive Growth & Income Portfolio, Series 1 (File No. 333-181979) dated May 2, 2013.

3.1	Opinion and Consent of Counsel as to legality of securities being registered (to be supplied by amendment).

3.2	Opinion of Counsel as to the Trustee and the Trust (to be supplied by amendment).

3.3	Opinion of special Kansas Counsel (to be supplied by amendment).

4.1	Consent of Independent Registered Public Accounting Firm (to be supplied by amendment).

7.1	Powers of Attorney.

S-1

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant, AmericaFirst Quantitative Trust - AmericaFirst Defensive Growth & Income Portfolio, Series 2, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Roseville and State of California on the 14th day of June, 2013.

AmericaFirst Quantitative Trust - AmericaFirst Defensive Growth & Income Portfolio, Series 2 (Registrant)

By: AmericaFirst Securities, Inc.
(Depositor)

By: /s/ ROBERT G. ROACH, JR.
Chief Financial Officer, Chief Compliance Officer and Managing Director

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on June 14, 2013, by the following persons who constitute the principal officers and a majority of the directors of AmericaFirst Securities, Inc.:

Signature	Title

Robert L. Clark	Chief Executive Officer and Managing Director

Robert G. Roach, Jr.	Chief Financial Officer, Chief Compliance Officer and Managing Director

By: /s/ ROBERT G. ROACH, JR.__
(Attorney-in-fact*)

*An executed copy of each of the related powers of attorney is filed herewith or incorporated herein by reference as set forth in Exhibit 7.1.

S-2